Exhibit (99.1)

CHURCHILL FINANCIAL BDC INC.

CODE OF BUSINESS

CONDUCT

CODE OF BUSINESS CONDUCT

ii

CODE OF BUSINESS CONDUCT

Introduction

Ethics are important to Churchill Financial BDC Inc. (“Churchill Financial”, “our”, “us”, or “we”) and to its management. Churchill Financial is committed to the highest ethical standards and to conducting its business with the highest level of integrity.

All officers, directors and employees of Churchill Financial and its investment adviser, Churchill Financial BDC Management LLC (the “investment adviser”) are responsible for maintaining this level of integrity and for complying with the policies contained in this Code. If you have a question or concern about what is proper conduct for you or anyone else, please raise these concerns with Churchill Financial’s Chief Compliance Officer or any member of Churchill Financial’s management, or follow the procedures outlined in applicable sections of this Code.

Purpose of the Code

This Code is intended to:

•	help you recognize ethical issues and take the appropriate steps to resolve these issues;

•	deter ethical violations to avoid any abuse of position of trust and responsibility;

•	maintain confidentiality of our business activities;

•	assist you in complying with applicable securities laws;

•	assist you in reporting any unethical or illegal conduct; and

•	reaffirm and promote our commitment to a corporate culture that values honesty, integrity and accountability.

All employees, as a condition of employment or continued employment, will acknowledge annually, in writing, that they have received a copy of this Code, read it, and understand that the Code contains our expectations regarding their conduct.

Conflicts of Interest

You must avoid any conflict, or the appearance of a conflict, between your personal interests and our interests. A conflict exists when your personal interests in any way interferes with our interests, or when you take any action or have any interests that may make it difficult for you to perform your job objectively and effectively. For example, a conflict of interest probably exists if:

•	you cause us or the investment adviser to enter into business relationships with you or a member of your family, or invest in companies affiliated with you or a member of your family;

•	you use any non-public information about us or the investment adviser, our customers or our other business partners for your personal gain, or the gain of a member of your family; or

•	you use or communicate confidential information obtained in the course of your work for your or another’s personal benefit.

Corporate Opportunities

Each of us has a duty to advance the legitimate interests of Churchill Financial when the opportunity to do so presents itself. Therefore, you may not:

•

take for yourself personally opportunities, including investment opportunities, discovered through the use of your position with us or the investment adviser, or through the use of either’s property or information;

•	use our or the investment adviser’s property, information, or position for your personal gain or the gain of a family member; or

•	compete, or prepare to compete, with us or the investment adviser.

Confidentiality

You must not disclose confidential information regarding us, the investment adviser, our affiliates, our lenders, our clients, or our other business partners, unless disclosure is authorized or required by law. Confidential information includes all non-public information that might be harmful to, or useful to the competitors of, Churchill Financial, our affiliates, our lenders, our clients, or our other business partners. This obligation continues even after you leave Churchill Financial, until the information becomes publicly available.

Fair Dealing

You must endeavor to deal fairly with our customers, suppliers and business partners, or any other companies or individuals with whom we do business or come into contact with, including fellow employees and our competitors. You must not take unfair advantage of these or other parties by means of:

•	manipulation;

•	concealment;

•	abuse of privileged information;

•	misrepresentation of material facts; or

•	any other unfair-dealing practice.

Protection and Proper Use of Company Assets

Our assets are to be used only for legitimate business purposes. You should protect our assets and ensure that they are used efficiently.

Incidental personal use of telephones, fax machines, copy machines, personal computers and similar equipment is generally allowed if there is no significant added cost to us, it does not interfere with your work duties, and is not related to an illegal activity or to any outside business.

Compliance with Applicable Laws, Rules and Regulations

Each of us has a duty to comply with all laws, rules and regulations that apply to our business. Highlighted below are some of the key compliance guidelines that must be followed.

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Insider trading. It is against the law to buy or sell securities using material information that is not available to the public. Individuals who give this “inside” information to others may be liable to the same extent as the individuals who trade while in possession of such information. You must not trade in our securities, or the securities of our affiliates, our lenders, our clients, or our other business partners while in the possession of “inside” information.

•

“Whistleblower” protections. It is against the law to discharge, demote, suspend, threaten, harass, or discriminate in any manner against an employee who provides information or otherwise assists in investigations or proceedings relating to violations of federal securities laws or other federal laws prohibiting fraud against shareholders. You must not discriminate in any way against an employee who engages in these “whistleblower” activities.

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Investment Company Act requirements. A separate code of ethics has been established to comply with the Investment Company Act of 1940, as amended and is applicable to those persons designated in such code.

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Document retention. You must adhere to appropriate procedures governing the retention and destruction of records consistent with applicable laws, regulations and our policies. You may not destroy, alter or falsify any document that may be relevant to a threatened or pending lawsuit or governmental investigation.

Please talk to our Chief Compliance Officer or any member of senior management if you have any questions about how to comply with the above regulations and other laws, rules and regulations.

Equal Opportunity, Harassment

We are committed to providing equal opportunity in all of our employment practices including selection, hiring, promotion, transfer, and compensation of all qualified applicants and employees without regard to race, color, sex or gender, sexual orientation, religion, age, national origin, handicap, disability, citizenship status, or any other status protected by law. With this in mind, there are certain behaviors that will not be tolerated. These include harassment, violence, intimidation, and discrimination of any kind involving race, color, sex or gender, sexual orientation, religion, age, national origin, handicap, disability, citizenship status, marital status, or any other status protected by law.

Gifts

Gifts can appear to compromise the integrity and honesty of our personnel. On the other hand, business colleagues often wish to provide small gifts to others as a way of demonstrating appreciation or interest. We have attempted to balance these considerations in the policy which follows.

No officers, directors or employees of Churchill Financial or its investment adviser shall accept a gift or other thing of more than de minimis value ($100 or less) from any person or entity that does business with, or is soliciting business from, Churchill Financial. Gifts exceeding that amount per person must be returned and the gift, its approximate value and its disposition reported to the Chief Compliance Officer. Officers, directors and employees of Churchill Financial and its investment adviser may accept gifts in the form of customary business entertainment (meals, tickets to sporting or other entertainment events) so long as the giver will be present at the entertainment. Gifts to the firm as a whole or to an entire department (for example, accounting, analysts, etc.) may exceed the $100 limitation, but such gifts must be approved by the Chief Compliance Officer.

All gifts shall be reflected in a gift log, containing a basic description of the gift, a good faith estimate of the value of the gift, and a description of its disposition, i.e., accepted, rejected, returned to sender, etc.

Solicitation of gifts is strictly prohibited.

Standards for giving gifts are identical to those governing the acceptance of gifts (that is they should be restricted to items worth $100 or less). On the whole, good taste and judgment must be exercised in both the receipt and giving of gifts. Every person subject to this Code must avoid gifts or entertainment that would compromise Churchill Financial’s standing or reputation. If you are offered or receive any gift which is either prohibited or questionable, you must inform the Chief Compliance Officer immediately.

Accuracy of Company Records

We require honest and accurate recording and reporting of information in order to make responsible business decisions. This includes such data as quality, safety, and personnel records, as well as financial records.

All financial books, records and accounts must accurately reflect transactions and events, and conform both to required accounting principles and to our system of internal controls.

Retaining Business Communications

The law requires us to maintain certain types of corporate records, usually for specified periods of time. Failure to retain those records for those minimum periods could subject us to penalties and fines, cause the loss of rights, obstruct justice, place us in contempt of court, or seriously disadvantage us in litigation.

From time to time we establish retention or destruction policies in order to ensure legal compliance. We expect you to fully comply with any published records retention or destruction policies, provided that you should note the following exception: If you believe, or we inform you, that our records are relevant to any litigation or governmental action, or any potential litigation or action, then you must preserve those records until we determine the records are no longer needed. This exception supersedes any previously or subsequently established destruction policies for those records. If you believe that this exception may apply, or have any questions regarding the possible applicability of that exception, please contact our Chief Compliance Officer.

Outside Employment

Without the written consent of the Chief Executive Officer of Churchill Financial, no officer or employee is permitted to:

•	engage in any other financial services business for profit;

•	be employed or compensated by any other business for work performed; or

•

have a significant (more than 5% equity) interest in any other financial services business, including, but not limited to, banks, brokerages, investment advisers, insurance companies or any other similar business.

Requests for outside employment waivers should be made in writing to the Chief Executive Officer with a copy to the Chief Compliance Officer.

Service as a Director

No officer or employee shall serve as a director or officer of any organization, other than a charitable organization, without prior written authorization from the Chief Compliance Officer. Any request to serve on the Board of such an organization must include the name of the entity and its business, the names of the other Board members, and a general reason for the request. The Chief Compliance Officer shall consult with the Chief Executive Officer in connection with such request.

Political Contributions

Persons associated with Churchill Financial or any of its affiliated organizations, including its investment adviser, may direct personal funds as contributions to political action committees or political candidates; however, any amount contributed in excess of $150 (regardless of whether one may vote for the candidate) must be pre-approved by the Chief Executive Officer or Chief Compliance Officer, or their designee. Persons associated with Churchill Financial or its investment adviser will be required to disclose any political contributions made no less frequently than annually. Directors who do not also serve as officers of Churchill Financial or the investment adviser are not subject to the pre-clearance or annual disclosure requirements.

Media Relations

We must speak with a unified voice in all dealings with the press and other media. As a result, our Chief Executive Officer, or his designee, is the sole contact for media seeking information about Churchill Financial. Any requests from the media must be referred to our Chief Executive Officer, or his designee.

Intellectual Property Information

Information generated in our business is a valuable asset. Protecting this information plays an important role in our growth and ability to compete. Such information includes business and research plans; objectives and strategies; trade secrets; unpublished financial information; salary and benefits data; lender and other business partner lists. Employees who have access to our intellectual property information are obligated to safeguard it from unauthorized access and:

•	Not disclose this information to persons outside of Churchill Financial;

•	Not use this information for personal benefit or the benefit of persons outside of Churchill Financial; and

•	Not share this information with other employees except on a legitimate “need to know” basis.

Internet and E-Mail Policy

We provide an e-mail system and Internet access to certain of our employees to help them do their work. You may use the e-mail system and the Internet only for legitimate business purposes in the course of your duties. Incidental and occasional personal use is permitted, but never for personal gain or any improper or illegal use. Further, you are prohibited from discussing or posting information regarding Churchill Financial in any external electronic forum, including Internet chat rooms, electronic bulletin boards or social media sites.

Reporting Violations and Complaint Handling

You are responsible for compliance with the rules, standards and principles described in this Code. In addition, you should be alert to possible violations of the Code by Churchill Financial’s or the investment adviser’s employees, officers and directors, and you are expected to report a violation promptly. Normally, reports should be made to one’s immediate supervisor. Under some circumstances, it may be impractical or you may feel uncomfortable raising a matter with your supervisor. In those instances, you are encouraged to contact our Chief Compliance Officer who will investigate and report the matter to our Chief Executive Officer and/or Board of Directors, as the circumstance dictates. You will also be expected to cooperate in an investigation of a violation.

Anyone who has a concern about our conduct, the conduct of an officer of Churchill Financial or its investment adviser or our accounting, internal accounting controls or auditing matters, may communicate that concern to the Audit Committee of the Board of Directors by direct communication with our Chief Compliance Officer or by email or in writing. All reported concerns shall be forwarded to the Audit Committee and will be simultaneously addressed by our Chief Compliance Officer in the same way that other concerns are addressed by us. The status of all outstanding concerns forwarded to the Audit Committee will be reported on a quarterly basis by our Chief Compliance Officer. The Audit Committee may direct that certain matters be presented to the full board and may also direct special treatment, including the retention of outside advisors or counsel, for any concern reported to it.

All reports will be investigated and, whenever possible, requests for confidentiality shall be honored. And, while anonymous reports will be accepted, please understand that anonymity may hinder or impede the investigation of a report. All cases of questionable activity or improper actions will be reviewed for appropriate action, discipline or corrective actions. Whenever possible, we will keep confidential the identity of employees, officers or directors who are accused of violations, unless or until it has been determined that a violation has occurred.

There will be no reprisal, retaliation or adverse action taken against any employee who, in good faith, reports or assists in the investigation of, a violation or suspected violation, or who makes an inquiry about the appropriateness of an anticipated or actual course of action.

For reporting concerns about Churchill Financial’s or its investment adviser’s conduct, the conduct of an officer of Churchill Financial or its investment adviser, or about Churchill Financial’s or its investment adviser’s accounting, internal accounting controls or auditing matters, you may use the following means of communication:

ADDRESS:	CHURCHILL FINANCIAL BDC INC.
400 Park Avenue, Suite 1510
New York, NY 10022

In the case of a confidential, anonymous submission, employees should set forth their concerns in writing and forward them in a sealed envelope to the Chairperson of the Audit Committee, in care of our Chief Compliance Officer, such envelope to be labeled with a legend such as: “To be opened by the Audit Committee only.”

Sanctions for Code Violations

All violations of the Code will result in appropriate corrective action, up to and including dismissal. If the violation involves potentially criminal activity, the individual or individuals in question will be reported, as warranted, to the appropriate authorities.

Application/Waivers

All the directors, officers and employees of Churchill Financial and its investment adviser are subject to this Code.

Insofar as other policies or procedures of Churchill Financial or its investment adviser govern or purport to govern the behavior or activities of all persons who are subject to this Code, they are superseded by this Code to the extent that they overlap or conflict with the provisions of this Code.

Any amendment or waiver of the Code for an executive officer or member of our Board of Directors must be made by our Board of Directors and disclosed on a Form 8-K filed with the Securities and Exchange Commission within four business days following such amendment or waiver.

APPENDIX A

Churchill Financial BDC Inc.

Acknowledgment Regarding

Code of Business Conduct

This acknowledgment is to be signed and returned to our Chief Compliance Officer and will be retained as part of your permanent personnel file.

I have received a copy of Churchill Financial BDC Inc.’s Code of Business Conduct, read it, and understand that the Code contains the expectations of Churchill Financial BDC Inc. regarding employee conduct. I agree to observe the policies and procedures contained in the Code of Business Conduct and have been advised that, if I have any questions or concerns relating to such policies or procedures, I understand that I have an obligation to report to the Audit Committee, the Chief Compliance Officer or other such designated officer, any suspected violations of the Code of which I am aware. I also understand that the Code is issued for informational purposes and that it is not intended to create, nor does it represent, a contract of employment.

Employee’s Name (Printed)

Employee’s Signature

Date

The failure to read and/or sign this acknowledgment in no way relieves you of your responsibility to comply with Churchill Financial BDC Inc.’s Code of Business Conduct.

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